FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2003

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X             Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

May 13, 2003

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	17,022,528
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants	73,684
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	17,096,212

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				604,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	604,500

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				919,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

*

Stock Options are subject to shareholder and regulatory approval.  Shareholder approval will be requested at the Company’s 2003 Annual General Meeting .

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	1,523,500

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		0
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period		0

All information reported in this Form is for the month of April 2003

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	May 13, 2003

PRELIMINARY METALLURGICAL TESTS POSITIVE;

DRILLING PROGRAM PLANNED, LIAM PROJECT, PERU

April 10, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to report that preliminary bottle roll metallurgical tests on material from the Liam, Peru high grade silver project were positive.  The Company is presently preparing to initiate a first phase 2,000 metre drill program to test the Liam high sulphidation mineralized system.

Initial bottle roll tests indicated 91% recovery of gold within four hours and 76.2% recovery of silver within 24 hours for sample A and 91.6% recovery of gold in eight hours and 65.7% recovery of silver in 24 hours for sample B.  Three hundred grams of 60% less than 200 mesh material was used for the preliminary tests.  Head grade for sample A was 310 grams per tonne silver and 0.53 grams per tonne gold and for sample B, head grade was 241 grams per tonne silver and 0.33 grams per tonne gold.  Using a ratio of 73 silver to 1 gold, the grade of sample A was 4.77 grams per tonne gold equivalent and sample B was 3.63 grams per tonne gold equivalent.  Cyanide and lime consumption were within the range of industry standards.  Further metallurgy using coarser fractions from a bulk sample will be conducted in the near future.

The Liam Property is underlain by two high grade silver+gold zones.  One of these is Cerro Crespo where high grade silver+gold mineralization is associated with vuggy silica and phreatomagmatic breccias within a 600 metre by 250 metre area.  The second zone is to the northeast of Cerro Crespo and has been designated the Northern Zone with dimensions of 1,400 metres in an east-west direction and 600 metres in a north-south direction.

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo., P.Eng. (qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Because of the high grade results from initial assays at Liam, samples were reassayed at Actlabs Skyline.  Results of the reassaying have substantiated the earlier results.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures. Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

BY FACSIMILE (416) 947 4547 (10 pages)

April 21, 2003

The Toronto Stock Exchange

130 King Street West

Toronto, ON  M5X 1J2

Attention:  Donna Strong, Manager, Advisory Affairs

Dear Mrs. Strong,

Re:

Southwestern Resources Corp.   Amendment to Stock Option Plan (the “Plan”)

As mentioned in my voice mail message, Southwestern would like to amend its existing Stock Option Plan by increasing the maximum shares to be issued pursuant to the Plan by 570,000.  In support to our application to the TSE we enclose the following:

1.

Stock Option Calculation Table, which will assist in cross-referencing figures in the Information Circular.

2.

Certified copies of the directors’ resolutions dated September 20, 2002 and March 28, 2003 authorizing that an additional 450,000 and 175,000 shares, respectively, be allotted and reserved as additional shares for issuance pursuant to the Plan, subject to regulatory and shareholder approval.

3.

Copy of the Company’s Stock Option Plan (1999).  If shareholders approve the amendment we will modify Section 5.02 of the Plan to reflect that the maximum number of shares issuable pursuant to the Plan will be 2,061,000 shares.

4.

A copy of the section of the Information Circular dated April 14, 2003 that deals with the approval of 570,000 shares to be reserved for issuance under the Plan.  As required by section 632 of the Company Manual, disclosure in the Information Circular includes the maximum number of shares issuable, that 450,000 shares have been provisionally granted subject to regulatory and shareholder approval and that no financial assistance will be provided to optionees.  As we are within the threshold percentages specified in section 630, we do not believe that disinterested shareholder vote is required.

5.

If the shareholders approve the additional allotment at the Company’s Annual Meeting we will then send to you a certified copy of the shareholders’ resolution approving the amendment and other information which you request, such as a letter of application to list the additional shares, the legal opinion and the listings fee.

I look forward to discussing the amendment to the Stock Option Plan with you.

Yours truly,

Southwestern Resources Corp.

Thomas W. Beattie

Vice President, Corporate Development

TWB/sh

Enclosures:  listed above

SOUTHWESTERN RESOURCES CORP.

MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT APRIL 14, 2003

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management (the “Management”) of Southwestern Resources Corp. (the "Company") for use at the Annual and Special Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested, or required pursuant to the governing legislation, in which case each shareholder is entitled to one vote for each share held.  In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast by shareholders of outstanding common shares entitled to vote and represented in person or by proxy will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company.  A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS.  TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS SPECIFIED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy as proxyholders are to vote with respect to any matter by marking an "X" in the appropriate space.  On any poll required or requested by a shareholder or proxyholder the persons named in the enclosed proxy as proxyholders will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank.  IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.  The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may be properly brought before the Meeting.  At the time of printing this Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  If, however, other matters that are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of a shareholder or by the shareholder or his attorney authorized in writing.  In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, FACSIMILE WITHIN NORTH AMERICA:  1-866-249-7775 – OUTSIDE NORTH AMERICA:  (416) 263-9524, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) BEFORE THE TIME OF THE MEETING. PROXIES MAY BE ACCEPTED BY THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.  THE CHAIRMAN OF THE MEETING HAS THE DISCRETION TO ACCEPT PROXIES FILED LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold shares in their own name.  Shareholders who do not hold their shares in their own name (referred to in this Management Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder's name on the records of the Company.  Such common shares will more likely be registered under the names of the shareholder's broker or an agent of that broker.  In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company.  However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada.  ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and Beneficial Shareholders to return the proxy forms to ADP for the United States and IICC for Canada.  ADP and IICC then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her common shares.

REVOCATION OF PROXIES

A shareholder, or an Intermediary acting on behalf of a shareholder, which has given a Proxy has the power to revoke it.  Revocation can be effected by an instrument in writing signed by the intermediary, shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and to the extent that current and future insiders may be granted options to purchase shares of the Company pursuant to the Company’s Stock Option Plan (see “Particulars of Other Matters to be Acted On”).

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value.  All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote.  There are 17,754,412 common shares issued and outstanding. Only those common shareholders of record on April 22, 2003 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
John G. Paterson	4,172,025 (1)	23.49%

(1)

Of these shares 3,634,500 (representing 20.47% of the Company’s outstanding shares) are owned by Global Gold Corporation ("Global"), a private Ontario company the President of which is John G. Paterson, the Company's President. Global's shares are owned by John G. Paterson (8.21%) and Neil L. Paterson (John G. Paterson's brother) of Roermond, Netherlands (91.79%).  John G. Paterson exercises voting control over the shares of the Company held by Global.

(2)

(3)

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company.  Each director elected will hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.  As required by governing legislation, advance notice of the Meeting was published in The Province newspaper on Wednesday March 19, 2003.

The following information concerning the proposed nominees, all of whom are ordinarily resident in Canada except for George H. Plewes, who is ordinarily resident in Bermuda, has been furnished by each of them:

Name and Present Position with the Company	Present Principal Occupation (1)	Director Since	Shares Owned (2)
GEORGE H. PLEWES Chairman of the Board & Director	Chairman of the Board of the Company, Canabrava Diamond Corporation (public mineral exploration company), Aurora Platinum Corp. (public mineral exploration company).	1991	518,800
JOHN G. PATERSON President, Chief Executive Officer & Director	President & Chief Executive Officer of the Company; Director of Lake Shore Gold Corp. (public mining company), President & Director of Superior Diamonds Inc. (public mining company); President of Glengarry Resource Management Inc. (private consulting company).	1991	4,172,025
DANIEL G. INNES Vice-President, Exploration & Director	Vice-President, Exploration of the Company; President & Director of Aurora Platinum Corp.; Director of Canabrava Diamond Corporation; President & Director of Lake Shore Gold Corp.; President, D.G. Innes & Associates Ltd. (private consulting company).	1993	5,400
W. DAVID BLACK (3)(4) Director	Partner in the law firm DuMoulin Black, Barristers and Solicitors, Vancouver B.C.	2000	Nil
JOHN J. FLEMING (3)(4) Director	President of Bonanza Energy Ltd. (private oil & gas company).	1994	110,000
JAMES B. HUME (3)(4) Director	President and CEO of the Kahanoff Group of companies based in Alberta, which includes the Kahanoff Foundation (private foundation), Calyx Investments Ltd. and Kanesco Holdings Ltd.	2002	5,000

(1)

Includes occupations for preceding five years unless the director was elected at the previous Annual Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2)

The approximate number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at April 1, 2003.

(3)

Member of the Audit Committee.

(4)

Member of the Compensation Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the “Exchange”) requires every listed company to annually disclose its approach to corporate governance in a “Statement of Corporate Governance” with reference to the guidelines on corporate governance adopted by the Exchange (the "Guidelines").

The Guidelines are only suggestions or proposals for the method of corporate governance of listed companies and are not binding upon any listed company.  In fact, it is recognized that the Guidelines may not be practical or even optimal for certain types of companies.  For example, companies in their early stage of development, companies founded to exploit unique opportunities or companies founded and currently operated by one or two entrepreneurs may find that compliance with the Guidelines would be restrictive and not conducive to that company's growth.  For this reason the Guidelines appear to be generally more suitable to mature, well established companies that have been in operation for a number of years.

The Company’s Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.  The following is a description of the system of corporate governance of the Company, with differences from the Guidelines noted.

Guideline 1 – Stewardship of the Corporation

The Board of Directors of the Company has responsibility for the stewardship of the Company, including responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning, communications with investors and the financial community and the integrity of the Company's internal control and management information systems.

Strategic planning and risk identification by the Board is assisted by and based on information and recommendations of the Management of the Company on a variety of matters including opportunities for the Company in various countries and project status.  As the replacement of members of the Company's Management occurs infrequently, the Board has adopted an informal program for the training and monitoring of new Management members, rather than a formal program as is suggested by the Guidelines.

A fundamental objective of the Board of Directors is the minimization of risk to the Company and its financial resources.  This has been achieved primarily through joint ventures with established, well-financed mining or exploration companies that have assumed a significant portion of the financial risk of exploring and, if warranted, developing the Company's mineral properties through to commercial production.

Decisions Requiring Board Approval:  In addition to those matters which by law must be approved by the Board of Directors, Management seeks approval of the Board for any acquisition, disposition or venture which could be considered material in view of the Company's circumstances.  Appointments to Management are also approved by the Board of Directors.

Board Expectations of Management:  The Board views the information provided to it by Management as an essential element to the Board properly and fully carrying out its duties.  The Board expects and believes that Management is extremely competent in carrying out its duties of data collection and analysis and reporting to the Board thereon.

The Board expects Management to promptly bring to the Board’s attention issues which are significant to the Company from a tactical or material point of view together with Management's recommendations on how to best deal with such issues.  Management has always met these expectations of the Board and the Board anticipates that Management will continue to do so.

Communications Policy:  The Board requires that Management comply with all statutory and regulatory obligations relating to communications with shareholders in particular and the public in general.  The Company distributes written reports to shareholders every quarter, and addresses inquiries from shareholders in a timely manner.

Guidelines 2 and 3 - Composition of the Board

            A majority of the directors should be "unrelated" directors.

An "unrelated" director is defined in the Guidelines as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from a shareholding in the Company.

The Board of Directors of the Company consists of six directors; three of whom, George H. Plewes, John G. Paterson and Daniel G. Innes, are "related" directors and three of whom, John J. Fleming, W. David Black and James B. Hume, are "unrelated" directors.  Two of the related directors are also founders of the Company.  In view of the stage of development of the Company and its mineral properties and the desire of the two founders to actively participate in the growth of the Company, it is the opinion of the Board that the three members of the Board who are “related” directors do not inhibit the operation of the Board and, in fact, contribute positively to the Board to such an extent that the Company would not be at its current stage of development without the presence of the three related directors.

Guideline 4 – Committee to nominate and assess Directors

The Board should appoint a committee of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees for the Board and assessing directors on an ongoing basis.

The Board of Directors as a whole determines nominations to the Board.  The Board is of the view, because of the minimal turnover of directors; current stage of the Company’s development; and relatively small size of the Board, that the Board itself is better able to nominate directors than a nominating committee.

Guideline 5 – Process for assessment

The Board of Directors should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.

The Board of Directors reviews, on an ongoing basis, the effectiveness of the Board as a whole, the Audit and Compensation Committees, as well as the contribution and effectiveness of individual directors.

With respect to Board performance the Chairman discusses with each of the directors, on an individual basis, that director's contribution to the Board and committees of the Board and any other matters that may be relevant thereto.  While the Guidelines recommend that a committee of independent directors assess the effectiveness of members of the Board, it is the view of the Board that in light of its small size and the close and open relationship among the Board members that the formality of a committee would not be as effective as the current arrangement and is therefore unnecessary.

Guideline 6 – Orientation and Education for new Directors

The Company should provide an education and orientation program for new members of the Board of Directors.

The Board has implemented an informal education and orientation program for new members.  In particular, the Board ensures that new directors receive the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director, such as recent annual reports, annual information forms, proxy solicitation materials and various other operating and property reports).  In addition, new directors are encouraged to visit and meet with management on a regular basis.

Guideline 7 – Size of the Board of Directors

The Board of Directors should evaluate its size to ensure that it facilitates effective decision-making.

The Board reviews its size each year, and has determined that its number of directors provides a diversity of views and experience, while facilitating effective decision-making.

Guideline 8 –Directors’ Compensation

The Board of Directors should review the compensation of directors to ensure that it reflects the responsibilities and risk involved in being an effective director.

Other than stock options to purchase shares of the Company that are granted to the Company's directors from time to time, the Company does not have any formal arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors.  The Board periodically reviews this, based on factors including the Company’s status as an exploration-stage company with no regular revenues from operations, as well as the level of responsibility and risk undertaken by an effective director.

Guideline 9 – Board Committees

Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.

The Board of Directors has appointed two committees:  the Audit Committee and the Compensation Committee, which are described below.  The Guidelines suggest that all committees be composed of outside (non-management) directors, a majority of whom are also unrelated directors.  Except for an audit committee, the details of which are addressed under Guideline 13, there are no requirements under the Company's governing corporate legislation regarding committees of the Board.

The Compensation Committee consists of three outside and unrelated directors (John J. Fleming, Committee Chairman, James B. Hume and W. David Black). The Committee is responsible for the review of the compensation (including stock options) of the senior Management of the Company and its wholly owned subsidiaries, to report to the Board of Directors on the results of those reviews and to make recommendations to the Board for adjustments to such compensation.  The Committee is also responsible for the Report on Executive Compensation set out in the section "Executive Compensation" in the Company’s Information Circular.

The Company is not required to, and nor does it have, an executive committee of the Board of Directors.

Guideline 10 – Governance Issues

The Board of Directors should assume responsibility for developing the Company’s approach to governance issues.

The Board has determined that the Company will function most effectively if the Board itself, rather than a committee, addresses matters of corporate governance on a continuing basis. The Board further believes that the duties imposed on Management by the Company's governing corporation legislation as well as the common law, namely, the duties to act honestly, in good faith and in the best interests of the Company and to exercise the care, diligence and skill of a reasonably prudent person, provide the best guidelines regarding corporate governance and would not be improved by the appointment of a committee of directors to oversee corporate governance issues.

Guideline 11 – Position Descriptions for the Directors and CEO

The Board of Directors, together with the Chief Executive Officer, should develop descriptions of the positions for the Board and the CEO, including the limits on Management's responsibilities and the objectives to be met by the CEO.

The Board has not established descriptions of such positions as it feels that they are unnecessary and would not improve the function and performance of either the Board or the CEO.  Further, the Board has not set limits on the Management's responsibilities or objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalise these matters would be restrictive and counter-productive.

Guideline 12 - Board Independence of Management

The Board of Directors should have appropriate structures and procedures to ensure that it can function independently of management.

The Chairman of the Board is not independent of Management of the Company, as suggested by the Guidelines, by virtue of the Chairman being deemed by the Company’s governing corporate legislation to be a senior officer, and thus, by inference, a member of management.  The Board, however, has found that the limitations placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of Management.  Under that corporate legislation a director is required to disclose to the Board the nature and extent of any direct or indirect interest of the director in any transaction that the Company proposes to undertake.  This would include any interest arising by reason of the director also being a member of the Company's Management.  The corporate legislation also provides that a director is deemed not to be interested in any transaction (and, accordingly, may vote on such transaction) where the director's interest arises solely from the fact that the transaction (i) relates to a loan to the Company the repayment of which has been guaranteed by the director or a corporation in which the director has an interest, (ii) is with or for the benefit of a corporation affiliated with the Company of which he is a director or an officer, (iii) relates to an indemnity or insurance for the benefit of the director, or (iv) relates to the remuneration of the director in his capacity as a director.  Where the director does have an interest, the director must abstain from voting on the transaction or be liable to the Company for any profit that he or she realizes from the transaction.  If the director does not abstain from voting and the transaction was reasonable and fair to the Company at the time it was entered into, the transaction must be approved by the shareholders by a special resolution in order for the director to avoid such liability.

Guideline 13 – Audit Committee

The Audit Committee should be composed only of outside directors.  It should have direct communication channels with the internal and external auditors.

The Audit Committee appointed by the Board complies with all applicable statutory requirements, including the relationship of the number of outside directors to inside directors.

The Audit Committee consists of three outside and unrelated directors (John J. Fleming, Committee Chairman, James B. Hume and W. David Black).

The Audit Committee is responsible for reviewing the Company's interim and annual financial statements before they are reviewed by the Board, as well as the Company's financial reporting procedures and internal controls and the performance of the Company's auditors.  Such reviews are carried out with the assistance of the Company's auditors and the Company's senior financial Management.

Guideline 14 – Outside Advisers

The Board of Directors should implement a system that enables an individual director to engage an outside adviser at the Company’s expense, in appropriate circumstances and subject to approval of an appropriate committee of the Board.

The Board has not formally established a system that enables an individual director to engage an outside adviser at the Company's expense with respect to matters requiring a director's approval, however, it does not anticipate that, in the appropriate circumstances, it would have any objection to such an engagement.

STATEMENT OF EXECUTIVE COMPENSATION

The following disclosure is presented in accordance with the regulations made pursuant to applicable regulatory policies.  This table sets out all compensation paid to the Company’s Chief Executive Officer and the Company’s four highest paid executive officers other than the Chief Executive Officer, if the compensation paid to each such officer exceeded $100,000 per year (collectively the “Named Executive Officers”).

Compensation Summary

The following table discloses the compensation paid by the Company and its subsidiary Canabrava Diamond Corporation (“Canabrava” or “CNB”), during the previous three financial years to the Named Executive Officers:

SUMMARY COMPENSATION TABLE – NAMED EXECUTIVE OFFICERS

		Annual Compensation(1)			Long-Term Compensation (2) (3)
Awards
Name & Principal Position	Year	Salary ($) SWG / CNB	Bonus ($) SWG / CNB	Other Annual Compensation ($) SWG / CNB	Securities Under Options Granted (#) SWG / CNB	Restricted Shares or Restricted Share Units ($) SWG / CNB	All Other Compensation ($) SWG / CNB
John G. Paterson (4) President & CEO	2002 2001 2000	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil	134,250/nil (6) 70,500/nil (6) 151,750/6,750 (6)	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil
George H. Plewes (4)(5) Chairman	2002 2001 2000	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil	331,637/19,019 217,199/56,598 245,444/110,724	100,000/100,000 nil/nil nil/nil	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil
Daniel G. Innes (4)(5) VP, Exploration	2002 2001 2000	10,000/nil 120,000/nil 80,000/nil	nil/nil nil/nil nil/nil	19,500/nil (7) 75,000/750 (7) 68,305/9,000 (7)	75,000/50,000 nil/nil nil/nil	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil
C. Richard Petersen Director of Exploration, Latin America	2002 2001 2000	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil	108,556/nil 184,594/nil 183,569/nil	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil
Thomas W. Beattie VP, Corporate Development	2002 2001 2000	109,833/nil 120,000/nil 80,000/nil	nil/nil nil/nil nil/nil	5,316/22,971 (8) 28,366/37,162 (8) 48,333/31,135 (8)	150,000/200,000 nil/25,000 nil/30,000	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil

(1)

The first number shown for each Named Executive Officer represents compensation from the Company and the second number represents compensation from Canabrava.

(2)

The Company and its subsidiary Canabrava did not grant any Stock Appreciation Rights (“SAR”). SAR means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue of securities based wholly or in part on changes in the trading price of publicly traded securities.

(3)

The Company and its subsidiary Canabrava did not have any Long-Term Incentive Plans (“LTIP”). LTIP means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company’s securities, or any other measure, but does not include option plans, SAR plans or plans for compensation through restricted shares or restricted share units.

(4)

A Director of Southwestern Resources Corp (“SWG”).

(5)

A Director of Canabrava Diamond Corporation.

(6)

Paid to Glengarry Resource Management Inc., a private consulting company controlled by Mr. Paterson.

(7)

Paid to D.G. Innes & Associates Ltd., a private consulting company controlled by Mr. Innes.

(8)

Paid to Westvista Management Inc., a private consulting company controlled by Mr. Beattie.

Options and SAR’s

The Board of Directors of the Company established and shareholders approved an incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and motivate directors, officers and employees of and service providers to the Company and its subsidiaries and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options.  The Plan complies with the Exchange’s policies.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SAR’s") granted by the Company and its subsidiary Canabrava during the preceding financial year to the Named Executive Officers:

OPTION/SAR (1) GRANTS TO NAMED EXECUTIVE OFFICERS DURING

THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name/ Company granting Option	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Or Base Price ($/Security)	Market Value Of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
John G. Paterson SWG CNB	nil nil	n/a n/a	n/a n/a	n/a n/a	n/a n/a
George H. Plewes SWG CNB	100,000(2) 100,000	21.95% 12.65%	2.91 0.36	2.90 0.37	Sep. 19, 2007 Feb. 28, 2007
Daniel G. Innes SWG CNB	75,000(2) 50,000	16.45% 6.32%	2.91 0.36	2.90 0.37	Sep. 19, 2007 Feb. 28, 2007
C. Richard Petersen SWG CNB	nil nil	n/a n/a	n/a n/a	n/a n/a	n/a n/a
Thomas W. Beattie SWG CNB CNB	150,000(2) 100,000 100,000	32.93% 12.65% 12.65%	2.91 0.36 0.20	2.90 0.37 0.20	Sep. 19, 2007 Feb. 28, 2007 Sep. 18, 2007

(1)

No SAR’s were granted.

(2)

Subject to shareholder approval.

The following table discloses the particulars of stock options of the Company and its subsidiary Canabrava exercised during the last financial year by the Named Executive Officers:

OPTION/SAR (1)  EXERCISES BY NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name/ Company granting Option	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2002 (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options At December 31, 2002(2) ($) Exercisable/Unexercisable
John G. Paterson SWG CNB	nil nil	n/a n/a	225,000/nil 350,000/nil	2,080,000/nil nil/nil
George H. Plewes SWG CNB	nil nil	n/a n/a	275,000/100,000 600,000/nil	2,585,000/1,109,000 nil/nil
Daniel G. Innes SWG CNB	nil nil	n/a n/a	225,000/75,000 550,000/nil	2,080,000/831,750 nil/nil
C. Richard Petersen SWG CNB	nil nil	n/a n/a	53,500/nil 15,000/nil	491,250/nil nil/nil
Thomas W. Beattie SWG CNB	nil nil	n/a n/a	25,000/150,000 455,000/nil	252,500/1,663,500 4,250/nil

(1)

No SAR’s were exercised.

(2)

Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

The following two tables are the particulars of all stock options granted to or exercised by directors and senior officers of the Company since the date of commencement of the Company’s last completed financial year.  This information may overlap that provided by the previous two tables, insofar as it refers to Named Executive Officers who are also senior officers.

ALL OPTION/SAR (1) GRANTS TO THE DIRECTORS AND SENIOR OFFICERS (2) OF THE COMPANY DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Options Granted (#)	Exercise Price per Share ($)	Date Option Granted	Expiry Date	Price Range in 30 Day Period Preceding Date of Granting ($)
395,000 (3)	2.91	September 20, 2002	September 19, 2007	High 3.01 Low 2.71

(1)

No SAR’s were granted.

(2)

“Senior Officer” is defined in the relevant corporate legislation as the chair or any vice chair of the board of directors, the president, any vice president, the secretary, the treasurer or the general manager of the company or any other individual who performs functions of the company similar to those normally performed by an individual occupying any of those offices, and the five highest paid employees of a corporation, including any individual referred to in this definition.

(3)

Subject to shareholder approval.

ALL OPTION/SAR (1) GRANTS TO THE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY’S SUBSIDIARY CANABRAVA DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Options Granted (#)	Exercise Price per Share ($)	Date Option Granted	Expiry Date	Price Range in 30 Day Period Preceding Date of Granting ($)
500,000	0.36	March 1, 2002	February 28, 2007	High 0.50 Low 0.34
240,000	0.32	May 7, 2002	May 6, 2007	High 0.36 Low 0.29
250,000	0.20	September 19, 2002	September 18, 2007	High 0.22 Low 0.20

(1)

No SAR’s were granted.

ALL OPTION/SAR EXERCISES BY THE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Shares Acquired on Exercise (#)	Purchase Price per Share ($)	Price Range in 30 Day Period Preceding Date of Purchase ($)
Nil	n/a	High n/a Low n/a

ALL OPTION/SAR EXERCISES BY THE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY’S SUBSIDIARY CANABRAVA DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Shares Acquired on Exercise (#)	Purchase Price per Share ($)	Price Range in 30 Day Period Preceding Date of Purchase ($)
Nil	n/a	High n/a Low n/a

Options and SAR Repricings

None of the options granted by the Company or its subsidiary Canabrava were repriced during the most recently completed financial year.  The Company has never granted any SAR’s.

Pension Plans

The Company does not have any pension plans or long-term incentive plans.

Change in Responsibility upon Change in Control

The Company has entered into contracts with certain of the Named Executive Officers whereby the individual would be paid an amount, representing three times his or her annual compensation received from the Company and its subsidiaries and affiliates, in the event of a change in that person’s responsibilities following a change in control of the Company, however, this provision is not triggered simply by a change in control of the Company or of the subsidiaries or affiliates.  The Company may pay the amount in cash or, at its election and in lieu of cash, issue shares of the Company to the individual.

CONSULTING AND MANAGEMENT AGREEMENTS

The Company and its subsidiary Canabrava have separately entered into a contract with certain of the Named Executive Officers, or companies wholly owned or controlled by such Named Executive Officers, and the compensation paid pursuant to those contracts is listed in the Summary Compensation Table.  None of those contracts provides for any financial payment upon termination.

Composition of the Compensation Committee

The Board of Directors has established a Compensation Committee consisting of three directors of the Company:  John J. Fleming, W. David Black and James B. Hume.  The Compensation Committee’s Report on Executive Compensation is as follows:

In determining the level of remuneration of the executive officers, the committee considered a number of factors. As the Company does not have any cash flow from operations the executive compensation, including the compensation of the CEO, could not be tied to the revenues, net income or other traditional measures of the corporate performance of the Company.  Therefore, the primary consideration was the committee's determination of what level of remuneration was necessary to retain individuals having the experience and ability of the current executive officers.  Some emphasis was also placed on the fact that the executive officers may have received stock options from the Company.  The Company does not have or grant to executive officers or other employees SAR’s, restricted shares, restricted share units and other incentive plans, or long-term compensation programs.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis based on an investment in the Company's shares on December 31, 1997) with the cumulative total shareholder return of the TSX Gold Index assuming reinvestment of dividends.  For comparison purposes it is assumed that $100 had been invested in the Company's shares and in the securities contained in such index on December 31, 1997 and compounded annually thereafter.

Company share price	$4.75	$6.15	$4.90	$2.70	$2.66	$14.00
Company Index	100.00	129.47	103.15	56.84	56.00	294.73
TSX Gold Index	100.00	92.82	76.42	68.04	79.57	100.40
Actual TSX Gold Index	6,378.87	5,921.27	4,875.33	4,340.66	5,076.01	6,404.74

Compensation of Directors and Senior Officers

Other than stock options to purchase shares of the Company that are granted to the Company's directors from time to time, the Company does not have any formal arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors.  In 2002, however, two outside directors of the Company were each paid $7,500.

During the financial year ended December 31, 2002, the aggregate direct remuneration paid or payable by the Company and its subsidiaries to its directors and senior officers was $965,235.  The only compensation paid to directors was for consulting fees and is disclosed in the Summary Compensation Table – Named Executive Officers.

During 2002 fees totalling $28,802.50 were paid to a law firm, of which W. David Black is a partner, for legal services rendered by the law firm to the Company and its subsidiary Canabrava.

Indebtedness of Directors and Officers

None of the current or former directors, executive officers or senior officers of the Company or persons who were directors, executive officers or senior officers of the Company at any time during the Company's last completed financial year, none of the proposed nominees for election as directors of the Company and none of the associates of such persons are or have been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has or will materially affect the Company, except as disclosed herein.

Pursuant to prior Normal Course Issuer Bids, the last of which expired on December 26, 2002, the Company acquired an aggregate of 658,200 shares of the Company.  The Company has not yet made any acquisitions pursuant to its current Normal Course Issuer Bid that became effective December 27, 2002 and will expire December 26, 2003.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company.  Some senior officers provide these services pursuant to management contracts (see “Executive Compensation – Consulting and Management Agreements”).

REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual Meeting of the shareholders, at a remuneration to be fixed by the directors.  Deloitte & Touche were initially appointed auditors of the Company in 1992.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Additional Shares Reserved for Issuance Pursuant to the Company’s Stock Option Plan

Shareholder approval for the Company’s Stock Option Plan (the “Plan”) was obtained at the Company’s 1995 Annual Meeting. The Toronto Stock Exchange has requirements relating to stock option plans, including the requirement that every plan must have a specified maximum number of shares, authorized by shareholders, issuable pursuant to the plan.  The Board of Directors has allotted and reserved a further 570,000 common shares for issuance from time to time pursuant to the Plan, 450,000 of which have been provisionally granted by the Board, subject to shareholder and regulatory approval. If the allotted reservation is approved by shareholders, the maximum number of shares issuable under the Plan since its inception in 1995 will be 2,061,000 while the total number of shares reserved for issuance and not yet exercised under the Plan and prior to the implementation of such plan will be 1,692,000, which will represent slightly less than 10% of the 16,921,712 outstanding issue of the Company (as defined by Exchange policies).  No financial assistance will be provided by the Company to facilitate the purchase of shares under the Plan.

Shareholders will be asked at the Meeting of the Company to consider, and if deemed advisable, approve with or without variation the following resolution:

“RESOLVED THAT 570,000 common shares be authorized and approved as the additional number of shares which may be subject to issuance pursuant to the Company’s Stock Option Plan.”

Other Matters

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

DATED at Vancouver, B.C.

Thomas W. Beattie

this 14th day of April 2003

Vice President, Corporate Development

ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta), as amended) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

DATED at Vancouver, B.C.

this 14th day of April 2003

John G. Paterson

Parkash K. Athwal

President and C.E.O.

Vice President, Finance and C.F.O.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

June 5, 2003

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Southwestern Resources Corp. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Thursday, June 5, 2003 at 10:30 a.m. for the following purposes:

1.

To have placed before the Meeting the Report to Shareholders, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2002 and the auditors’ report thereon;

2.

To elect directors for the ensuing year;

3.

To appoint auditors for the Company and authorize the Directors to set the remuneration of the auditors;

4.

To consider and vote upon a resolution to authorise that an additional 570,000 common shares of the Company be issuable pursuant to the Company’s Stock Option Plan; and

5.

To transact such other business as may properly come before the Meeting or any adjournment thereof;

all as more particularly set out in the attached Management Information Circular. The Report to Shareholders, audited financial statements and auditors’ report are included in the accompanying Annual Report.

The Directors have fixed the close of business on April 22, 2003 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the Company Act (British Columbia).

BY ORDER OF THE BOARD OF DIRECTORS

Thomas W. Beattie

Vice President, Corporate Development

April 21, 2003

Vancouver, British Columbia

The Board of Directors encourages each shareholder to attend the Meeting in person.  WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company’s transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, facsimile within North America:  1-866-249-7775 - outside North America:  (416) 263-9524, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

SOUTHWESTERN RESOURCES CORP.

Beneficial Shareholder

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of a reporting issuer may elect annually to receive interim corporate mailings, including interim financial statements of such issuer, if they so request.  If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada

100 University Avenue

9th Floor

Toronto, ON

M5J 2Y1

NAME:

_____________________________________________________________

ADDRESS:

_____________________________________________________________

_____________________________________________________________

POSTAL CODE:

___________________________

I confirm that I am a beneficial owner of common shares of Southwestern Resources Corp.

SIGNATURE OF

BENEFICIAL

SHAREHOLDER:

____________________________________DATE:_________, 2003

CUSIP:

845770106

SCRIP COMPANY CODE: SWGQ

SOUTHWESTERN RESOURCES CORP.

Registered Shareholder

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request.  If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada

100 University Avenue

9th Floor

Toronto, ON

M5J 2Y1

NAME:

_____________________________________________________________

ADDRESS:

_____________________________________________________________

_____________________________________________________________

POSTAL CODE:

___________________________

I confirm that I am a registered owner of common shares of Southwestern Resources Corp.

SIGNATURE OF

REGISTERED

SHAREHOLDER:

____________________________________DATE:_________, 2003

CUSIP:

845770106

SCRIP COMPANY CODE: SWGQ

Computershare Trust Company of Canada

Stock Transfer Services

Montreal Trust Centre

510 Burrard Street

Vancouver, British Columbia

Canada V6C 3B9

Tel: (604) 661-9400

Fax: (604) 669-1548

April 25, 2003

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Southwestern Resources Corp.

We confirm that the following material was sent by pre-paid mail on April 25, 2003, to the registered shareholders of Common shares of the subject Corporation:

1.  Notice of Annual and Special Meeting / Management Information Circular

2.  Proxy

3.  Registered owner Supplemental Mail List Return Card - to Registered owners only

4.  Beneficial owner Supplemental Mail List Return Card - to Beneficial owners only

5.  2002 Annual Report including Letter to Shareholders / Management’s Discussion and Analysis /

Consolidated Financial Statements for the years ended December 31, 2002 and 2001

6.  Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian

Securities Administrators' National Instrument 54-101 regarding communication with Benefical Owners of

Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“Karen Patrus”

Assistant Account Manager

Stock Transfer Services

Telephone: (604) 661-9504

Fax: (604) 683-3694

SOUTHWESTERN RESOURCES CORP.

Proxy Solicited by Management of the Company for the Annual and Special Meeting of Shareholders

to be held on Thursday June 5, 2003

The undersigned registered shareholder of Southwestern Resources Corp. (the “Company”) hereby appoints John G. Paterson, or failing him Thomas W. Beattie, or failing him Daniel G. Innes, or instead of any of them,

___________________________________________________________________ as proxyholder of the undersigned with power of substitution to attend, act and vote in respect to all shares registered in the name of the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on Thursday June 5, 2003 and at any adjournments thereof (the “Meeting”), in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

If this proxy is not dated in the space provided below, it will be deemed to bear the date on which it was mailed by the Company.

SEE IMPORTANT INFORMATION ON THE REVERSE

Dated this _____________ day of __________________, 2003.	________________________________ Signature of Registered Shareholder

Management favours a VOTE FOR items 1, 2 and 3 below. Without limiting the generality of the foregoing, such proxyholder is directed to vote on the following resolutions as specified herein:

1.

Election of six Directors:

W. David Black	VOTE FOR _______	WITHHOLD AUTHORITY _______
John J. Fleming	VOTE FOR _______	WITHHOLD AUTHORITY _______
James B. Hume	VOTE FOR _______	WITHHOLD AUTHORITY _______
Daniel G. Innes	VOTE FOR _______	WITHHOLD AUTHORITY _______
John G. Paterson	VOTE FOR _______	WITHHOLD AUTHORITY _______
George H. Plewes	VOTE FOR _______	WITHHOLD AUTHORITY _______

1.

Appointment of Deloitte & Touche LLP as auditors and authorize the

Directors to set the remuneration of the auditors.

 VOTE FOR  ________      WITHHOLD AUTHORITY  __________

2.

Authorize that an additional 570,000 common shares of the Company be issuable pursuant to the Company’s Stock Option Plan.

 VOTE FOR  _________     VOTE AGAINST  _________

3.

In the proxyholder’s sole discretion upon such other business as may properly come before the Meeting.

PLEASE DATE THIS PROXY AND SIGN AS YOUR NAME APPEARS HEREON

To be effective, this proxy must be received by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1,

Facsimile within North America:  1-866-249-7775 - outside North America:  (416) 263-9524

INFORMATION REGARDING THE PROXY

1.

A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the Management nominees. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting such person’s name in the space provided and striking out the names of the Management nominees or by completing another form of proxy which is acceptable to the Chairman of the Meeting.

2.

This form of proxy must be executed by the shareholder or his or her attorney duly authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the proxy.  Signature should correspond with the name imprinted hereon.  Where two or more persons are named, all must sign.

3.

Unless directed therein to the contrary, the proxyholder will vote FOR each of the matters referred to herein and identified in the Information Circular as intended to be acted upon.  The Information Circular furnished in connection with this proxy contains more details on the business to be transacted at the Meeting.

4.

This form of proxy is discretionary and confers authority to vote on any amendment to or variation of matters identified in the Notice of Meeting, in accordance with the best judgement of the person voting the proxy at the Meeting.

5.

A shareholder that has deposited a proxy may attend the Meeting and vote in person if such shareholder records his or her attendance with the scrutineers before the commencement of the Meeting and revokes in writing his or her prior votes.

6.

The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting.